Exhibit 4(a)


                             AMENDMENT NO. 1


          Reference is made to the Amended and Restated Loan Agreement dated as of May 23, 1997 among Circus Circus Enterprises, Inc., a Nevada corporation, the Banks, Managing Agents, as Co-Agents, and Lead Managers named therein, and Bank of America National Trust and Savings Association, as Issuing Bank and Administrative Agent (as amended, the Loan
  Agreement ). Terms defined in the Loan Agreement are used herein with the same meanings.

          The parties hereto agree to amend the Loan Agreement as follows:

          1.   Definition of  Restricted Expenditures  in
  Section 1.1. The definition of Restricted Expenditures as set forth in Section 1.1 of the Loan Agreement is amended to read in full as follows:

      Restricted Expenditures means (a) Distributions (other than Distributions on the Common Stock consisting of Common Stock) to Persons other than to Borrower or the Restricted Subsidiaries, (b) Capital Expenditures (other than (i) Capital Expenditures for the completion of Project Paradise, the related Four Seasons Hotel, Bay St. Louis, Tunica, and Capital Expenditures in an aggregate amount not to exceed $75,000,000 for the completion of proposed improvements to the Luxor Hotel and Casino and the two related hotel tower facilities (located between the main Luxor pyramid and the Excalibur Resort), in each case, in substantial accordance with the construction plans in existence on the Closing Date and (ii) Maintenance Capital Expenditures), (c) the purchase price paid in Cash for Acquisitions net of any Indebtedness incurred to finance such Acquisitions that is non-recourse to the credit or assets of Borrower or any Significant Subsidiary or their respective Properties, and (d) direct or indirect Investments in Cash or Cash Equivalents in New Venture Entities, in each case made by Borrower or any of the Restricted Subsidiaries.

          2. Condition Precedent. As a condition precedent to the effectiveness of this Amendment, the Administrative Agent shall have received executed counterparts of this Amendment from Borrower and consents hereto from Banks comprising at least the Majority Banks.

          3. Counterparts. This Amendment may be executed in counterparts in accordance with Section 11.7 of the Loan
  Agreement.

          4.   Confirmation.  In all other respects, the Loan
  Agreement is confirmed.

          This Amendment is dated as of September 30, 1997.


                         CIRCUS CIRCUS ENTERPRISES, INC.

                         By:    Glenn Schaeffer

                         Title: President


                         BANK OF AMERICA NATIONAL TRUST
                         AND SAVINGS ASSOCIATION,
                         as Administrative Agent

                         By:     Janice Hammond

                         Title:  Vice President

CONSENT OF BANK


          This Consent of Bank is delivered with reference to the Amended and Restated Loan Agreement dated as of May 23, 1997 among Circus Circus Enterprises, Inc., a Nevada corporation, the Banks, Co-Agents, Managing Agents and Lead Managers referred to therein, and Bank of America National Trust and Savings Association, as Issuing Bank and Administrative Agent (as amended, the Loan Agreement ). Capitalized terms used but not defined herein are used with the meanings set forth for those terms in the Loan Agreement.

          The undersigned Bank hereby consents to the execution, delivery and performance of the proposed Amendment
  No. 1 to Loan Agreement by the Administrative Agent on behalf of the Banks, substantially in the form presented to the undersigned as a draft.


                                Bank of America
                              [Typed/Printed Name of Bank]

                              By: Jon Varnell

                                  Jon Varnell, MD
                              [Typed/Printed Name and Title]

                              Dated: September ___, 1997